June 17, 2011

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention:	Kevin L. Vaughn Martin James

Re:	Solta Medical, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 16, 2011

File No. 1-33123

Ladies and Gentlemen:

Solta Medical, Inc. (the “Company”) provides this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated June 9, 2011 (the “Staff Letter”), relating to the above-referenced Form 10-K filed by the Company (the “Form 10-K”). In response to the Staff’s comments, we have reproduced below the comments set forth in the Staff Letter and followed each comment with our response. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

In addition, as requested by the Staff Letter, please note that the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for fiscal year ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

COMMENT 1:

We do not see where you had provided all of the disclosures required by Item 10 (e) of Regulation S-K relating to your non-GAAP financial measures. Specifically, we do not see where you have disclosed the reasons why management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations. Please note this disclosure required by Item 10(e)(1)(i)(C) of Regulation S-K is required for each non-GAAP measure presented. Please revise future filings to include separate disclosure for each non-GAAP measure presented. Provide us with a sample of your proposed revised disclosures.

RESPONSE:

In connection with its future filings the Company will continue to evaluate whether it believes that the provision of non-GAAP information in the manner provided in the 2010 Annual Report on Form 10-K continues to provide useful information to supplement the other information disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations. In light of the Staff’s comment, in future filings that continue to contain the non-GAAP measures contained in the 2010 Annual Report, the Company will expand its disclosures to read substantially as follows:

Reconciliation of GAAP to Non-GAAP Financial Measures

The following presentation includes non-GAAP measures. Our non-GAAP measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures. The Company believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company’s results of operation as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures.

The non-GAAP financial measures presented are non-GAAP gross margin, non-GAAP gross margin as a % of sales, non-GAAP operating income, non-GAAP adjusted EBITDA, non-GAAP net income and non-GAAP net income per share. We use these non-GAAP financial measures, and we believe they assist our investors, to make period-to-period comparisons of our operational performance because they provide a view of our operating results without items that are not, in our view, indicative of our core operating results. We believe that these non-GAAP measures help illustrate underlying trends in our business, and we use the measures to establish operating plans and goals for managing our business and evaluating our performance. Some of these non-GAAP measures are included in our financial outlook we provide to our investors. We believe that providing non-GAAP measures also affords investors a view of our operating results that may be more easily compared to the results of peer companies.

For a detailed explanation of the adjustments made to comparable GAAP measures and the reasons why management uses these adjustments, see items (1) – (7) below.

	Years Ended December 31,
(in thousands of dollars, except share and per share data)	2010	2009	2008

GAAP Gross margin	$69,532	$58,253	$41,615

GAAP gross margin as % of sales	63%	59%	73%

Non-GAAP adjustments to gross margin:
GAAP Gross margin	$69,532	$58,253	$41,615
Amortization and other non-cash acquisition related charges (1)	3,825	5,757	196
Stock-based compensation (4)	270	241	190

Non-GAAP gross margin	$73,627	$64,251	$42,001

Non-GAAP gross margin as % of sales	66%	65%	74%

GAAP loss from operations	($1,871)	($11,583)	($17,610)
Non-GAAP adjustments to net loss from operations:
Acquired in-process research and development (6)	—	—	9,060
Amortization and other non-cash acquisition related charges (1)	5,157	7,077	290
Severance expenses (2)	55	118	977
Acquisition-related expenses (3)	1,087	—	1,487
Stock-based compensation (4)	2,502	3,244	3,680

Non-GAAP income (loss) from operations	$6,930	($1,144)	($2,116)
Depreciation expenses (5)	2,926	2,708	1,405

Non-GAAP EBITDA	$9,856	$1,564	($711)

GAAP net loss	($2,020)	($11,192)	($16,393)
Non-GAAP adjustments to net loss:
Acquired in-process research and development (6)	—	—	9,060
Amortization and other non-cash acquisition related charges (1)	5,157	7,077	290
Severance expenses (2)	55	118	977
Acquisition-related expenses (3)	1,087	—	1,487
Loss on investments (7)	—	—	1,088
Stock-based compensation (4)	2,502	3,244	3,680

Non-GAAP net income (loss)	$6,781	($753)	$189

GAAP basic net loss per share	($0.03)	($0.23)	($0.67)
Non-GAAP adjustments to basic loss per share:
Acquired in-process research and development (6)	—	—	$0.37
Amortization and other non-cash acquisition related charges (1)	$0.09	$0.15	$0.01
Severance expenses (2)	$0.00	$0.00	$0.04
Acquisition-related expenses (3)	$0.02	—	$0.06
Loss on investments (7)	—	—	$0.05
Stock-based compensation (4)	$0.04	$0.07	$0.15

Non-GAAP basic net income (loss) per share	$0.12	($0.02)	$0.01

Non-GAAP diluted net income (loss) per share	$0.11	($0.02)	$0.01

GAAP weighted average shares outstanding used in calculating basic net loss per share	58,908,611	47,848,258	24,506,673

GAAP weighted average shares outstanding used in calculating diluted net loss per share	58,908,611	47,848,258	24,506,673
Adjustments for dilutive potential common stock	2,056,496	—	1,044,290

Weighted average shares outstanding used in calculating non-GAAP diluted net income (loss) per share	60,965,107	47,848,258	25,550,963

(1)	Amortization and other non-cash acquisition-related charges are non-cash charges, such as amortization of acquired intangibles, that can be impacted by the timing and magnitude of our acquisitions. We consider our operating results without these charges when evaluating our ongoing performance and/or predicting our earnings trends, and therefore exclude such charges when presenting non-GAAP financial measures. We believe the assessment of our operations excluding these costs is relevant to our assessment of internal operations and comparisons to the performance of other companies in our industry.
(2)	Severance expenses include acquisition related severance expenses and are disregarded by our management when evaluating and predicting earnings trends because these charges are unique to specific acquisitions, and are therefore excluded by us when presenting non-GAAP financial measures.
(3)	Acquisition-related costs include direct costs of the acquisition and expenses related to acquisition integration activities. Examples of costs directly related to an acquisition include transaction fees, due diligence costs and certain legal costs related to acquired litigation which are included in general and administrative expenses in our statement of operations. These expenses vary significantly in size and amount and are disregarded by our management when evaluating and predicting earnings trends because these charges are unique to specific acquisitions, and are therefore excluded by us when presenting non-GAAP financial measures.
(4)	Stock-based compensation expense consist of expense relating to stock-based awards issued to employees, outside directors and non employees including stock options, restricted stock units, restricted stock units with performance-based vesting and our Employee Stock Purchase Plan. Because of varying available valuation methodologies, subjective assumptions and the variety of award types, we believe that the exclusion of stock-based compensation expense allows for more accurate comparisons of our operating results to our peer companies, and for a more accurate comparison of our financial results to previous periods. In addition, we believe it is useful to investors to understand the specific impact of stock-based compensation expenses on our operating results.
(5)	Depreciation expense includes depreciation and amortization of leasehold improvements, furniture and fixtures, machinery and equipment, software and computers and equipment. Our management excludes this charge from operating income (loss) to compute non-GAAP earnings before income taxes, depreciation and amortization.
(6)	Acquired in-process research and development constitute non-cash charges that vary significantly in size and amount depending on the business combination and, therefore, are disregarded by our management when evaluating our ongoing performance and/or predicting our earnings trends. We believe it is useful to investors to understand the specific impact of these charges on our operating results.
(7)	Loss on investments relate to the sale and maturity of our marketable securities. These losses or gains can vary significantly in size and amount. Our management excludes these losses or gains when evaluating our ongoing performance and/or predicting our earnings trends, and therefore excludes these items when presenting non-GAAP financial measures.

COMMENT 2:

Further to the above, we note that you adjust your non-GAAP financial measures for items such as amortization, acquisition related costs, stock-based compensation, depreciation, and loss on investments. Specifically, in your disclosure on page 64 relating to acquisition related costs, you state that “these expenses vary significantly in size and amount and are disregarded by our management when evaluating and predicting earnings trends because these charges are unique to specific acquisitions” Please explain to us how you considered the $2.2 million litigation settlement gain recorded in 2010 in determining the adjustments for the non-GAAP financial measure. As applicable, explain how you management considers the $2.2 litigation settlement gain when evaluating and predicting earnings trends.

RESPONSE:

The Company did not consider the $2.2 million litigation settlement gain to be an appropriate adjustment for the provision of the non-GAAP financial measures included in the Annual Report on Form 10-K because the Company considers the protection of its intellectual property rights to be part of its ongoing operating activities. The Company incurred legal expenses associated with patent litigation matters in 2008, 2009 and 2010 which were included in general and administrative expenses in our statement of operations but were not excluded in our non-GAAP financial measures. The Company believes intellectual property litigation matters are reoccurring in nature and will continue to have an impact on our operations and, as such, believes they are useful when evaluating and predicting earnings trends.

Consolidated Statements of Operations, page 73

COMMENT 3:

Please provide us with your analysis as to the proper income statement classification of the $2.2 million litigation settlement gain.

RESPONSE:

The Company considers the $2.2 million litigation settlement gain to be classified as an operating expense (gain) due to its belief that the protection of its intellectual property rights is part of its ongoing business operations as the Company relies on a combination of patent, copyright, trademark and trade secret laws and confidentiality and invention assignment agreements in its defense efforts. Expenses as well as gains and losses associated with the protection of intellectual property rights are therefore recorded as operating expenses.

* * * *

Should you have any further questions or comments, please do not hesitate to contact me at (510) 782-2286.

Sincerely,
Solta Medical, Inc.

/s/ John F. Glenn

John F. Glenn
Chief Financial Officer

cc:	Steven J. Fanning
Solta Medical, Inc.

Dan Winnike
Fenwick & West LLP

Taryn Lynch
Deloitte & Touche LLP